UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Bitfarms Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

09173B107
(CUSIP Number)
Riot Platforms, Inc. 3855 Ambrosia Street, Suite 301 Castle Rock, CO 80109 Telephone: (303) 794-2000
Attention to: William Jackman Executive Vice President, General Counsel and Secretary
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09173B107	Page 2 of 6

SCHEDULE 13D

1	NAME OF REPORTING PERSON Riot Platforms, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,793,440
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,793,440
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,793,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 09173B107	Page 3 of 6

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the Schedule 13D filed on May 28, 2024 (as amended by Amendment No. 1, dated May 29, 2024, Amendment No. 2, dated June 4, 2024 and Amendment No. 3 dated June 5, 2024, the “Schedule 13D”) by Riot Platforms, Inc., a Nevada corporation (the “Reporting Person”), relating to the Common Shares, no par value per share (the “Common Shares”), of Bitfarms Ltd., a corporation incorporated under the Canada Business Corporations Act and continued under the Business Corporations Act (Ontario) (the “Company”), whose principal executive offices are located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

Except as specifically amended by this Amendment No. 4, the Schedule 13D is unchanged.

Item 2. Identity and Background.

The third and fourth paragraphs of Item 2 of the Schedule 13D are hereby amended and restated to read in full as follows:

The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.

(d)-(e) The Reporting Person and the individuals listed on Schedule A have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated to read in full as follows:

The information disclosed under Item 4 of the Schedule 13D (as amended by Amendment No. 4) is hereby incorporated by reference into this Item 3.

The aggregate purchase price of the Common Shares held by the Reporting Person reported herein was US$111,090,522. The Common Shares beneficially owned by the Reporting Person were purchased using funds out of its working capital.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On June 12, 2024, the Reporting Person issued a press release commenting on the shareholder rights plan unilaterally adopted by the Company on June 10, 2024. The foregoing summary of the press release is not intended to be complete and is qualified in its entirety by reference to the full text of the press release, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D is hereby amended and restated to read in full as follows:

(a) and (b) The aggregate number and percentage of the Common Shares that are beneficially owned by the Reporting Person and as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth on the cover page of this Statement, and such information is incorporated herein by reference. The percentages used herein are calculated based on an aggregate of 411,621,686 Common Shares outstanding, calculated based on the information contained in the press release included as Schedule A to the Company’s Material Change Report, dated June 10, 2024, filed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer filed on Form 6-K on June 10, 2024 (the press release stated that the 47,830,440 Common Shares beneficially owned by the Reporting Person as of June 5, 2024 represented 11.62% of the outstanding Common Shares, equating to a total of 411,621,686.75 Common Shares outstanding as of June 10, 2024).

CUSIP No. 09173B107	Page 4 of 6

SCHEDULE 13D

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c) The following information concerning the Common Shares purchased by (or on behalf of) the Reporting Person during the 60-day period prior to this filing is added:

Trade Date	Shares Purchased	Weighted Average Price per Share (US$)	Price Range (US$)
06/07/2024	1,745,433	2.48	2.40 – 2.54
06/10/2024	1,924,885	2.35	2.26 – 2.40
06/11/2024	2,292,682	2.22	2.14 – 2.27

CUSIP No. 09173B107	Page 5 of 6

SCHEDULE 13D

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:	Press Release of the Reporting Person, dated June 12, 2024

CUSIP No. 09173B107	Page 6 of 6

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 12, 2024

Riot Platforms, Inc.

By:	/s/ Colin Yee
	Name:	Colin Yee
	Title:	Chief Financial Officer

SCHEDULE A

Directors and Executive Officers of the Reporting Person

The following table sets forth certain information with respect to the directors and executive officers of the Reporting Person. Unless otherwise specified below, the business address and address of the organization of principal occupation or employment of each director and executive officer of the Reporting Person is 3855 Ambrosia Street, Suite 301 Castle Rock, CO, USA 80109.

Name	Position	Citizenship
Benjamin Yi	Director and Executive Chairman	Canada
Jason Les	Director and Chief Executive Officer	United States
Hubert Marleau	Director	Canada
Hannah Cho	Director	United States
Lance D’Ambrosio	Director	United States
Colin Yee	Executive Vice President, Chief Financial Officer	Canada
William Jackman	Executive Vice President, General Counsel and Secretary	Canada
Jason Chung	Executive Vice President, Head of Corporate Development & Strategy	Canada
Ryan Werner	Senior Vice President, Chief Accounting Officer	United States
Stephen Howell	Chief Operating Officer	United States